Exhibit 99.1

SOLAI Limited Announces Changes to Board of Directors

AKRON, Ohio, April 29, 2026 /PRNewswire/ — SOLAI Limited (NYSE: SLAI) (previously traded under “BTCM”) (“SOLAI” or the “Company”), a technology-driven personal AI and digital infrastructure provider, today announced that Mr. Bo Yu has resigned from his positions as Chairman of the Board of Directors (the “Board”), Chief Operating Officer, and as Chairman of both the Compensation Committee and the Nominating and Corporate Governance Committee, effective April 29, 2026. Mr. Yu resigned for personal reasons and his resignation does not involve any disagreement with the Company or the Board on any matter relating to the Company’s operations, policies, or practices.

Concurrently, the Board has appointed Mr. Man San Vincent Law, formerly an Executive Director on the Board, as Chairman of the Board and Chair of both the Compensation Committee and the Nominating and Corporate Governance Committee, effective April 29, 2026. Mr. Law will continue to serve as Chair of the Strategy Committee.

Mr. Law commented, “On behalf of the Board and the management team, I would like to extend our deepest gratitude to Bo for his longstanding leadership of and contributions to SOLAI. As a Co-Founder, I have worked closely with him to shape our strategic direction over the years, from our transition into the blockchain sector to the development of our AI infrastructure. I look forward to building upon the strong foundation Bo helped establish. We are deeply grateful for his outstanding contributions, and we wish him all the very best in his future endeavors.”

“It has been a privilege to serve SOLAI and work alongside such a dedicated team over the years,” said Mr. Bo Yu. “I am proud of what we have accomplished together, I have full confidence in the Company’s future under the Board’s continued stewardship, and I look forward to following the Company’s continued success.”

About SOLAI Limited

SOLAI Limited (previously known as “BIT Mining Limited”) (NYSE: SLAI) (previously traded under “BTCM”) is a technology-driven personal AI and digital infrastructure provider. Building upon its historical legacy in digital asset mining and blockchain network operations, the Company is leveraging extensive experience in large-scale hardware deployment, data center operations, and high-performance computing to build the foundational infrastructure for personal AI computing and digital asset ecosystems globally.

Forward-Looking Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Important factors that could cause SOLAI’s actual results to differ materially from those indicated in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For further information:

SOLAI Limited

ir@solai.com

ir.solai.com

www.solai.com

Christensen Advisory

Jason Ng

Tel: +852-2117-0861

Email: solai@christensencomms.com